RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated March 29, 2010 to the Product Prospectus Supplement PPN-FX-1 Dated January 25, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$2,663,000 Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014 Royal Bank of Canada

Royal Bank of Canada is offering the principal protected notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008HZE3. The Notes provide 100% participation in any upside performance of an equally weighted basket representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone relative to the U.S. dollar. The Notes do not pay interest. Any payments on the Notes are subject to our credit risk.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated January 25, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.000%	$2,663,000.00
Underwriting discounts and commissions	2.375%	$63,246.25
Proceeds to Royal Bank of Canada	97.625%	$2,599,753.75

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $23.75 per $1,000 in principal amount of the Notes and a portion of that commission was used to allow selling concessions to other dealers of $6.25 per $1,000 in principal amount of the Notes. The price of the Notes also included a profit of $37.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $60.75 per $1,000 in principal amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:
An equally weighted basket (the “Basket”) representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone (each, a “Basket Currency,” and together, the “Basket Currencies”) relative to the U.S. dollar. The Basket Currencies will be weighted in accordance with the Component Weights specified below.

Basket Currency	Component Weight	Initial Reference Rate

Brazilian real/BRL	25%	1.8056

Australian dollar/AUD	25%	1.0924

Canadian dollar/CAD	25%	1.0189

Norwegian krone/NOK	25%	5.9797

Specified Currency of the Notes:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	March 29, 2010

Issue Date:	March 31, 2010

CUSIP:	78008HZE3

Payment at Maturity (if held to maturity):
The Payment at Maturity will be calculated as follows:

1.           If the Basket Performance is greater than 0%, then you will receive an amount equal to:

Principal Amount + [(Principal Amount × Basket Performance) × Participation Rate]

2.           If the Basket Performance is less than or equal to 0%, then you will receive an amount equal the principal amount of your Notes.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Basket Performance:
The Basket Performance is equal to the sum of the weighted returns of the Basket Currencies. The Basket Performance, expressed as a percentage and rounded to four decimal places, will be calculated using the following formula:

With respect to the Notes:

BRLI, AUDI, CADI and NOKI are the Initial Reference Rates for the Basket Currencies. The Initial Reference Rate for a Basket Currency is the Reference Rate of that Basket Currency on the Pricing Date.

BRLF, AUDF, CADF and NOKF are the Final Reference Rates for the Basket Currencies. The Final Reference Rate for a Basket Currency will be the Reference Rate of that Basket Currency on the Valuation Date.

Reference Rates:
The Reference Rate for each Basket Currency is expressed as the number of units of the applicable Basket Currency for which one U.S. dollar can be exchanged. For each Basket Currency, the Reference Rate will be determined by reference to the exchange rate for spot settlement for that Basket Currency as follows:

•                BRL is the BRL/USD Rate observed as the PTAX fix for the relevant date published the following business day on Reuters Page BRFR, and expressed as the number of Brazilian reais that may be purchased for one U.S. dollar.

•                AUD is the AUD/USD exchange rate in the global spot foreign exchange market, expressed as the number of Australian dollars that may be purchased for one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the AUD/USD Rate as observed on Reuters page WMRSPOT12, or any successor page, published at approximately 16:00 hours, London time.

•               CAD is the CAD/USD Rate as observed through trades through the Electronic Booking System, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m., New York City time, and expressed as the number of Canadian dollars that may be purchased for one U.S. dollar.

•                NOK is the NOK/USD Rate as observed on Reuters Page WMRSPOT06, or any successor page, published at approximately 16:00 hours, London time, and expressed as the number of Norwegian krone that may be purchased for one U.S. dollar.

If a Reference Rate is not so quoted on the applicable page indicated above, the Reference Rate will be determined as described in “General Terms of the Notes—Unavailability of the Value or Level of the Reference Asset on a Valuation Date” in the product prospectus supplement dated January 25, 2010.

Participation Rate:	100%

Valuation Date:	March 27, 2014, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated January 25, 2010.

Maturity Date:	March 31, 2014, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated January 25, 2010.

Term:	Approximate four (4) years

Principal at Risk:	Subject to our credit risk, the Notes are 100% principal protected on the Maturity Date.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Calculation Agent:	RBC Capital Markets Corporation (“RBCCM”)

U.S. Tax Treatment:
The Notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the Notes. You may call RBC Capital Markets Corporation toll free at (866) 609-6009 to obtain this information. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 25, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 25, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 25, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 25, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000229/f125100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

HYPOTHETICAL RETURNS

The examples set forth below are included for illustration purposes only. The hypothetical Basket Performances used to illustrate the calculation of the Payment at Maturity are neither estimates nor forecasts of the References Rates of the Basket Currencies on the Valuation Date or on any trading day prior to the Maturity Date. Each example assumes that a holder has purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Basket Performance is less than or equal to 0%.

	Basket Performance:	-25%

	Payment at Maturity:	$1,000; If the Basket Performance is less than or equal to 0%, the Payment at Maturity will equal the principal amount of the Notes.

	On a $1,000 investment, a -25% Basket Performance results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	0.70%

	Payment at Maturity:	$1,000 + ($1,000 x 0.70%) x 100% = $1,000 + $7.00 = $1,007

	On a $1,000 investment, a 0.70% Basket Performance results in a Payment at Maturity of $1,007, a 0.70% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	20%

	Payment at Maturity:	$1,000 + ($1,000 x 20%) x 100% = $1,000 + $200 = $1,200

	On a $1,000 investment, a 20% Basket Performance results in a Payment at Maturity of $1,200, a 20% return on the Notes.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

HISTORICAL INFORMATION

The graphs below set forth information relating to the historical performance of the Basket Currencies from January 1, 2000 to March 1, 2010. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing rates of the Basket Currencies. The information provided in the tables are for the four calendar quarters of 2006, 2007, 2008 and 2009 as well as the period from January 1, 2010 through March 1, 2010.

We obtained the information regarding the historical performance of the Basket Currencies in the tables and charts below from Bloomberg Financial Markets (“Bloomberg”) and Factset Research Systems Inc. (“Factset”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg or Factset. The historical performance of the Basket Currencies should not be taken as an indication of their future performance, and no assurance can be given as to the rates of the Basket Currencies on the Valuation Date. On the Pricing Date, the Reference Rate of the Brazilian real was 1.8056, the Reference Rate of the Australian dollar was 1.0924, the Reference Rate of the Canadian dollar was 1.0189 and the Reference Rate of the Norwegian krone was 5.9797.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	2.354	2.098	2.164
4/1/2006	6/30/2006	2.4035	2.051	2.165
7/1/2006	9/29/2006	2.236	2.122	2.169
9/30/2006	12/29/2006	2.197	2.1268	2.1364

1/1/2007	3/30/2007	2.164	2.0313	2.0594
3/31/2007	6/29/2007	2.0563	1.8957	1.929
6/30/2007	9/28/2007	2.1387	1.8287	1.8336
9/29/2007	12/31/2007	1.87	1.7269	1.78

1/1/2008	3/31/2008	1.8392	1.6593	1.7519
4/1/2008	6/30/2008	1.757	1.5879	1.6037
7/1/2008	9/30/2008	2.0015	1.5545	1.9047
10/1/2008	12/31/2008	2.6202	1.896	2.3145

1/1/2009	3/31/2009	2.4502	2.1592	2.3228
4/1/2009	6/30/2009	2.3163	1.9093	1.9519
7/1/2009	9/30/2009	2.0278	1.7638	1.767
10/1/2009	12/31/2009	1.8067	1.6968	1.7445

1/1/2010	3/1/2010	1.8975	1.7155	1.7978

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency
1/1/2006	3/31/2006	1.3177	1.4253	1.3957
4/1/2006	6/30/2006	1.2830	1.4051	1.3475
7/1/2006	9/29/2006	1.2952	1.3512	1.3403
9/30/2006	12/29/2006	1.2610	1.3484	1.2682

1/1/2007	3/30/2007	1.2305	1.3017	1.2367
3/31/2007	6/29/2007	1.1734	1.2399	1.1773
6/30/2007	9/28/2007	1.1252	1.3029	1.1263
9/29/2007	12/31/2007	1.0637	1.1690	1.1427

1/1/2008	3/31/2008	1.0529	1.1747	1.0952
4/1/2008	6/30/2008	1.0343	1.1072	1.0432
7/1/2008	9/30/2008	1.0152	1.2817	1.2620
10/1/2008	12/31/2008	1.2467	1.6642	1.4231

1/1/2009	3/31/2009	1.3759	1.6003	1.4465
4/1/2009	6/30/2009	1.2101	1.4584	1.2401
7/1/2009	9/30/2009	1.1303	1.2980	1.1328
10/1/2009	12/31/2009	1.0632	1.1669	1.1140

1/1/2010	3/1/2010	1.0720	1.1656	1.1100

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	1.1798	1.13	1.1686
4/1/2006	6/30/2006	1.1772	1.0931	1.117
7/1/2006	9/29/2006	1.1459	1.1031	1.118
9/30/2006	12/29/2006	1.1669	1.1147	1.1658

1/1/2007	3/30/2007	1.1877	1.1501	1.154
3/31/2007	6/29/2007	1.16	1.0471	1.0654
6/30/2007	9/28/2007	1.0867	0.9914	0.9923
9/29/2007	12/31/2007	1.0249	0.9058	0.9984

1/1/2008	3/31/2008	1.0379	0.9712	1.0253
4/1/2008	6/30/2008	1.0327	0.982	1.0216
7/1/2008	9/30/2008	1.0822	0.9976	1.0644
10/1/2008	12/31/2008	1.3018	1.0547	1.2188

1/1/2009	3/31/2009	1.3064	1.1763	1.2602
4/1/2009	6/30/2009	1.2716	1.0785	1.1624
7/1/2009	9/30/2009	1.1725	1.0592	1.0695
10/1/2009	12/31/2009	1.0959	1.0207	1.0532

1/1/2010	3/1/2010	1.0781	1.0225	1.0414

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	6.8626	6.5028	6.5525
4/1/2006	6/30/2006	6.5972	5.981	6.2214
7/1/2006	9/29/2006	6.6224	6.1	6.5329
9/30/2006	12/29/2006	6.7872	6.0783	6.2356

1/1/2007	3/30/2007	6.4989	6.0597	6.0823
3/31/2007	6/29/2007	6.1391	5.8865	5.8944
6/30/2007	9/28/2007	6.0365	5.3839	5.3869
9/29/2007	12/31/2007	5.6154	5.2428	5.4372

1/1/2008	3/31/2008	5.6254	5.0327	5.095
4/1/2008	6/30/2008	5.2603	4.9439	5.0891
7/1/2008	9/30/2008	5.9444	5.0082	5.8628
10/1/2008	12/31/2008	7.3144	5.8372	6.9538

1/1/2009	3/31/2009	7.2969	6.2575	6.737
4/1/2009	6/30/2009	6.8449	6.1183	6.4311
7/1/2009	9/30/2009	6.6062	5.7459	5.7726
10/1/2009	12/31/2009	5.8973	5.5126	5.7935

1/1/2010	3/1/2010	6.0447	5.5976	5.9373

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Principal Protected Currency Linked Notes Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar, Due March 31, 2014

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 31, 2010, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 11, 2010.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

RBC Capital Markets Corporation